

Mail Stop 4631

January 12, 2010

via U.S. mail and facsimile

Jianye Wang, CEO and CFO
China Jianye Fuel, Inc.
136-20 38th Avenue, Unit 3G
Flushing, NY 11354

> **RE:** **China Jianye Fuel, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed September 29, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 0-52496**

Dear Mr. Wang:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 9A. Controls and Procedures, page 14

1. We note your disclosure that "[t]he term 'disclosure controls and procedures' (defined in SEC Rule 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the 'Exchange Act') is recorded, processed, summarized and reported, within the required time periods." However, this is not the full definition of "disclosure controls and procedures," as defined in Rule 13a-15(e) of the Exchange Act. Please revise

your disclosure in an amendment to your fiscal year 2009 Form 10-K to clarify that your disclosure controls and procedures are effective insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, if correct. In the alternative you may remove the inclusion of the definition of disclosure controls and procedures from your disclosures.

2. Please amend your fiscal year 2009 Form 10-K to provide the disclosures required by Item 308(T) of Regulation S-K as of June 30, 2009, rather than December 31, 2007. Please note that the amendment need only contain the cover page, an explanatory note for the amendment, Item 9A, the exhibits listing, the signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certification. Refer to Rule 12(b)-15 of the Exchange Act for guidance.

3. In the amendment to your fiscal year 2009 Form 10-K, please revise the definition of material weakness disclosed on page 15 to comply with the definition in paragraph .06 of AU Section 325, which has subsequently been amended by Appendix A to Audit Standard No. 5.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 4T. Controls and Procedures, page 11

4. In an amendment to your Form 10-Q, please disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of September 30, 2009. In this regard, your current disclosures refer to the period covered by an annual report rather than as of September 30, 2009. Refer to Item 307 of Regulation S-K for guidance. Please note that the amendment need only contain the cover page, an explanatory note for the amendment, Item 4T, the exhibits listing, the signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certification. Refer to Rule 12(b)-15 of the Exchange Act for guidance.

Exhibit 31.1

5. In the amendment to your Form 10-Q, please refrain from replacing the word "report" with "quarterly report" in paragraphs 2, 3, and 4(a) of the Section 302 certification. Refer to Item 601(b)(31)(i) of Regulation S-K for guidance.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief